UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 12 , 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: FINALISATION ANNOUNCEMENT IN RESPECT OF THE REORGANISATION

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration No. 1944/017354/06
ISIN: ZAE000043485
JSE Share Code: ANG
CUSIP: 035128206
NYSE share code: AU
(“AGA”)

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration number: 14654651
LEI No.: 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“NewCo” or the “Company”)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION OR REQUIRE THE COMPANY TO TAKE ANY FURTHER ACTION.

CAPITALISED WORDS AND EXPRESSIONS USED IN THIS ANNOUNCEMENT SHALL, UNLESS EXPRESSLY DEFINED HEREIN OR INDICATED OTHERWISE BY THE CONTEXT, BEAR THE MEANINGS GIVEN TO THEM IN THE COMBINED CIRCULAR TO AGA SHAREHOLDERS ISSUED AND DATED FRIDAY, 7 JULY 2023 (THE “CIRCULAR”).

FINALISATION ANNOUNCEMENT IN RESPECT OF THE REORGANISATION

1.INTRODUCTION

AGA Shareholders are referred to the Disclosure Package (comprising the Circular and the Pre-listing Statement) and the announcement of the results of the Shareholders’ Meeting released on SENS on Friday, 18 August 2023, wherein it was confirmed that the resolutions necessary to approve the Reorganisation, which comprises the Spin-off, the AGAH Sale and the Scheme, were approved by the requisite majority of AGA Shareholders present (in person or represented by proxy) at the Shareholders’ Meeting held on Friday, 18 August 2023.

2.FULFILMENT OF THE REORGANISATION CONDITIONS

AGA and NewCo are pleased to confirm that all of the Reorganisation Conditions outlined as outstanding in the aforementioned Circular have now been fulfilled or waived (where permitted), as the case may be.

The implementation of the Reorganisation will ultimately result in, inter alia:

•NewCo owning (directly or indirectly) all of AGA’s existing assets, becoming the ultimate parent company of the Group, with:
•the same shareholders as AGA immediately prior to implementation of the Reorganisation; and
•a primary listing on the NYSE and secondary inward listings on the JSE and A2X in South Africa and a secondary listing on the GhSE in Ghana; and
•the delisting of AGA Ordinary Shares from the JSE, GhSE and A2X, the AGA ADSs from the NYSE, as well as the AGA GhDSs from the GhSE.

3.SALIENT DATES AND TIMES

The salient dates and times for the Reorganisation are set out below:

Key action	Day	2023
Finalisation Date announcement released on SENS (Reorganisation unconditional in every respect) by 10:00 am (South Africa Standard Time)	Tuesday	12 September
Finalisation Date announcement published in the South African press	Wednesday	13 September
Last Day to Trade in AGA Ordinary Shares in order to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Last Day to Trade)	Tuesday	19 September
Trading of AGA Ordinary Shares on the JSE, A2X and GhSE is suspended	Wednesday	20 September
Secondary inward listing of NewCo (NewCo Ordinary Shares) ISIN No. GB00BRXH2664 with alpha code: ANG and short name “ANGGOLD” on the JSE and A2X with effect from the commencement of business (09:00 am South Africa Standard Time)	Wednesday	20 September
Record Date on which AGA Shareholders must be recorded in the AGA Register to receive the NewCo Ordinary Shares to be issued pursuant to the Reorganisation (Reorganisation Consideration Record Date);	Friday	22 September
Last Day to Trade in AGA ADSs on the NYSE	Friday	22 September
Scheme Operative Date / Implementation date of the Reorganisation	Monday	25 September
Primary listing of NewCo Ordinary Shares on the NYSE and first day to trade in NewCo Ordinary Shares	Monday	25 September
NewCo Ordinary Shares issued and shareholder accounts with CSDPs / brokers credited with NewCo Ordinary Shares	Tuesday	26 September
Secondary listing of NewCo Ordinary Shares and NewCo GhDSs on the GhSE	Tuesday	26 September
Listing of AGA Ordinary Shares on the JSE terminated	Wednesday	27 September

Notes
1.All dates and times in respect of the Reorganisation are subject to change by mutual agreement between AGA and NewCo and/or to the extent required obtaining the approval of the JSE, NYSE and the Takeover Regulation Panel established by Section 196 of the Companies Act. Any change to the dates and times will be released on SENS and filed or furnished with the SEC.
2.All dates and times given in this announcement are, unless the context indicates to the contrary, a reference to South Africa Standard Time.

4.RESPONSIBILITY STATEMENTS

4.1AGA Independent Board and the AGA Board responsibility statement
The members of the AGA Independent Board (collectively and individually) and the members of the AGA Board (collectively and individually) accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to AGA and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

4.2NewCo responsibility statement
The directors of NewCo, being Alberto Calderon and Robert Hayes, collectively and individually accept full responsibility for the accuracy of the information contained in this announcement (but only insofar as it relates to NewCo and only to the extent that they are required in terms of law and the JSE Listings Requirements to accept such responsibility) and confirm that to the best of their knowledge and belief, the information set out herein is true and this announcement does not omit anything likely to affect the importance of the information included.

12 September 2023

Johannesburg

JSE Sponsor:
The Standard Bank of South Africa Limited

Transaction Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

Financial Advisers:
Centerview Partners
J.P. Morgan
Rothschild & Co

Legal Advisers:
Cravath, Swaine & Moore LLP
ENSafrica
Slaughter and May

Legal adviser as to South African Tax Law:
Bowman Gilfillan Inc

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement other than statements of historical fact, including, without limitation, those concerning the implementation of the Reorganisation, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the Reorganisation and the possibility that the Reorganisation is not completed (whether following the occurrence of a material adverse effect or otherwise). Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: September 12, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary